Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Net Income for Common Stock	$1,092	$1,062	$1,138	$1,051	$992
Preferred Stock Dividend	—	—	3	11	11
(Income) or Loss from Equity Investees	(27)	(6)	(4)	—	2
Minority Interest Loss	—	—	—	—	—
Income Tax	568	476	600	600	548

Pre-Tax Income	$1,633	$1,532	$1,737	$1,662	$1,553

Add: Fixed Charges*	636	764	638	642	660
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	5	19	19

Earnings	$2,269	$2,296	$2,370	$2,285	$2,194

* Fixed Charges
Interest on Long-term Debt	$573	$562	$568	$562	$580
Amortization of Debt Discount, Premium and Expense	14	16	18	20	17
Interest Capitalized	—	—	—	—	—
Other Interest	5	143	20	18	21
Interest Component of Rentals	44	43	27	23	23
Pre-Tax Preferred Stock Dividend Requirement	—	—	5	19	19

Fixed Charges	$636	$764	$638	$642	$660

Ratio of Earnings to Fixed Charges	3.6	3.0	3.7	3.6	3.3